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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                       Pursuant to Rule 13a-16 and 15d-16
                     of the Securities Exchange Act of 1934

    For the month of December 2002          Commission File Number 033-81550

                             GREAT LAKES POWER INC.
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                 (Translation of registrant's name into English)

                                    BCE PLACE
                                 181 BAY STREET
                                   SUITE 4400
                                TORONTO, ONTARIO
                                 CANADA M5J 2T3
                                 (416) 363-9491
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    (Address and telephone number of registrant's principal executive offices and zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F [ ]          Form 40-F [X]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes [ ]          No [X]

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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       GREAT LAKES POWER INC.




                                       By: /s/ Alan Dean
                                           ---------------------------------
                                           Name:  Alan Dean
                                           Title: Vice President & Secretary

Date:  December 11, 2002


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                                  EXHIBIT LIST

Exhibit     Description
-------     -----------
  99.1      Third Quarter Report of Great Lakes Power Inc. for the nine months ended September 30, 2002

  99.2 Second Quarter Report of Great Lakes Power Inc. for the six months ended June 30, 2002